Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	August 31,	Fiscal Years Ended May 31,
(In thousands, except ratios)	2008	2008	2007		2006	2005	2004
Fixed Charges:
Interest expense on indebtedness	$2,038	$8,844	$4,134		$53	$49	$70

Rent interest factor (1)	2,654	10,467	8,994		5,454	4,733	4,800

Total fixed charges	$4,692	$19,311	$13,128		$5,507	$4,782	$4,870

Earnings:
Income (loss) before provision for income taxes	$7,251	$48,781	$(6,537)		$27,667	$8,117	$15,314

Fixed charges	4,692	19,311	13,128		5,507	4,782	4,870

Total earnings	$11,943	$68,092	$6,591		$33,174	$12,899	$20,184

Ratio	2.55	3.53	0.50	(2)	6.02	2.70	4.14

(1)   Approximately 1/3 of rent expense is deemed representative of the interest factor.

(2)   Our ratio of earnings to fixed charges was below a one-to-one coverage by $6.5 million due to our net loss recorded in fiscal 2007.